UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 5, 2024

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In the Matter of

Cannabis Global, Inc.	**ORDER DECLARING OFFERING**
520 Grand Avenue	**STATEMENT ABANDONED UNDER THE**
Suite 320	**SECURITIES ACT OF 1933, AS AMENDED**
Los Angeles, CA 90071	

File No: 024-12019

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   Cannabis Global, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on February 5, 2024.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

         Suzanne Hayes
         Office Chief